UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34579 / May 9, 2022

In the Matter of

Stellus Capital Investment Corporation
Stellus Private Credit BDC
Stellus Credit Master Fund I, LLC
Stellus Credit VCOC Fund I, LLC
Stellus Credit Master Fund II, LLC
Stellus Credit VCOC Fund II, LLC
Stellus Credit VCOC Fund III, LLC
Stellus Credit Master Fund III, LLC
Stellus Senior Secured Loan Fund, LLC
Stellus Credit Funds Investor A, LLC
Stellus Credit Funds Investor B, LP
Stellus Capital SBIC LP
Stellus Capital SBIC GP, LLC
SCIC-Consolidated Blocker 1, Inc.
SCIC-CC Blocker 1, Inc.
SCIC-ERC Blocker 1, Inc.
SCIC-SKP Blocker 1, Inc.
SCIC-APE Blocker 1, Inc.
SCIC-HUF Blocker 1, Inc.
SCIC- Hollander Blocker 1, Inc.
Stellus Capital SBIC II, LP
SCIC-Invincible Blocker 1, Inc.
SCIC-FBO Blocker 1, Inc.
SCIC-ICD Blocker 1, Inc.
SCIC-Venbrook Blocker 1, Inc.
PBDC Consolidated Blocker, LLC
Stellus Capital Management, LLC
Stellus Private BDC Advisor, LLC

4400 Post Oak Parkway, Suite 2200
Houston, TX 77027

(812-15255)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Stellus Capital Investment Corporation, et al. filed an application on August 12, 2021, and amendments to the application on February 18, 2022, March 21, 2022, and April 6, 2022, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On April 11, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34556). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Stellus Capital Investment Corporation, et al. (File No. 812-15255) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary